

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 15, 2017

<u>Via E-mail</u>
Ms. James B. Pekarek
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street, Suite 300
Minneapolis, MN 55439

> **Re: Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 0-20086**

Dear Mr. Pekarek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Risk Factors, Page 17</u>

1.   We note your disclosure on page 18 that you have one customer that accounted for 16% of total revenue in 2016. Please furnish the information required by Item 101(c)(vii) of Regulation S-K regarding the name of the customer.

<u>Management's Discussion and Analysis fo financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, Page 30</u>

2.   We note your disclosure which states that all your reporting units had a negative carrying value as of December 31, 2015 and 2016. In order to provide information for investors to

assess the probability of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K, please provide the following disclosures in future filings:

- State the amount by which reporting unit fair values exceeded the negative carrying values as of the date of the most recent test;

- Disclose the actual carrying value for each reporting unit;

- Discuss the methods and quantify key assumptions used in your impairment analysis and also how the key assumptions were determined and the uncertainty associated with key assumptions; and

- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Consolidated Financial Statements

Note 3 – Acquisitions, Page 96

3.   We note from your disclosure that transaction costs of $1.6 million was included in the total purchase price and allocated to the net assets acquired in connection with the RMS acquisition. Please note that acquisition-related transaction costs should not be included as part of the purchase price but should be expensed as incurred pursuant to ASC 805-10-25-23. Please explain to us your purchase price allocation disclosures or otherwise modify your allocation accordingly.

You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551- 3723 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction